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                       Report of Independent Accountants

To the Board of Trustees of
Brenton Mutual Funds of The Coventry Group


We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that Brenton Mutual Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of March 31, 2000 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from November 30, 1999 (the date of last examination) through March 31, 2000;

 . Confirmation of all securities and similar investments held by institutions in book entry form with the Federal Reserve Bank of Chicago, The Northern Trust Company, and Goldman Sachs;

 . Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

 . Agreement of three security and/or investment purchases and three security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

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In our opinion, Brenton Mutual Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of the board of trustees and management of Brenton Mutual Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                   /s/ ERNST & YOUNG LLP

Columbus, Ohio
May 15, 2000


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     Report of Management on Compliance With Rule 17f-2 of the Investment
                              Company Act of 1940

May 15, 2000


We, as members of management of Brenton Mutual Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 with respect to securities and similar investments reflected in the investment accounts of the Funds.





/s/ Walter Grimm
------------------------------------------
Walter Grimm, President
Brenton Mutual Funds of The Coventry Group